UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mezzacappa Partners, LLC

(Name of Subject Company (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Christopher S. Nagle

Mezzacappa Management, LLC

630 Fifth Avenue, Suite 2600

New York, NY 10111

(212) 332-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Michael G. Tannenbaum, Esq. and

Barry E. Breen, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

May 22, 2007

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$1,500,000 (a)	$46.05(b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	46.05(b)
Form or Registration No.:	005-82189
Filing Party:	Mezzacappa Partners, LLC
Date Filed:	May 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This final amendment (the “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on May 22, 2007, by Mezzacappa Partners, LLC (the “Company”), in connection with an offer (the “Offer”) by the Company to purchase up to $1,500,000 of interests in the Company (“Interests”) at their net asset value on June 30, 2007 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement filed on May 22, 2007.

This Final Amendment to the Statement is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.    The Offer expired at 12:00 midnight, Eastern Time, on June 19, 2007.

2.    $3,743,041.98 in Interests was validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Company accepted and paid for, on a pro rata basis, tendered Interests representing approximately 40.07% of each tendering investor’s tendered Interests. The proration was determined based on the aggregate estimated net asset value of tendered Interests in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MEZZACAPPA PARTNERS, LLC

By:	/s/ Christopher S. Nagle
Name:	Christopher S. Nagle
Title:	Secretary

Dated: July 24, 2007